                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.





                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                            Financial Bancorp. Inc.
               ___________________________________________________
                                (Name of Issuer)

                      Common Stock par value $.01 per share
               ___________________________________________________
                         (Title of Class of Securities)


                                  31738T-10-0
               ___________________________________________________
                                 (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1745 (2-95)
                              Page 1 of 5 pages

________________________________________________________________________________
CUSIP NO.  31738T-10-0                       13G             Page 2 of  5  Pages
________________________________________________________________________________


________________________________________________________________________________
1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Financial Federal Savings and Loan Association
        Employee Stock Ownership Plan
        IRS ID No. 111578094

__________________________________________________________________________
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             _
                                                        (a) |_|
                                                        (b) |_|
________________________________________________________________________________
3       SEC USE ONLY



________________________________________________________________________________
4       CITIZENSHIP OR PLACE OF ORGANIZATION
        Federally chartered stock savings institution's employee stock benefit plan organized in New York.
________________________________________________________________________________
                      5      SOLE VOTING POWER
     NUMBER OF               89,136

       SHARES        ___________________________________________________________
                      6      SHARED VOTING POWER
    BENEFICIALLY             60,755

      OWNED BY       ___________________________________________________________
                      7      SOLE DISPOSITIVE POWER
        EACH                 149,891

      REPORTING      ___________________________________________________________
                      8      SHARED DISPOSITIVE POWER
       PERSON                -0-

        WITH
________________________________________________________________________________
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        149,891
________________________________________________________________________________
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


________________________________________________________________________________
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                8.8% of 1,709,700 shares of Common Stock outstanding as of December 31, 1997.

________________________________________________________________________________
12      TYPE OF REPORTING PERSON*
                  EP

________________________________________________________________________________
                     *SEE INSTRUCTION BEFORE FILLING OUT!

                 Financial Federal Savings and Loan Association
                         Employee Stock Ownership Plan

                                 SCHEDULE 13G

Item 1(a)   Name of Issuer:
            Financial Bancorp, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:
            42-25 Queens Blvd
            Long Island City, New York  11104

Item 2(a)   Name of Person Filing:
            Financial Federal Savings and Loan Association
            Employee Stock Ownership Plan
            Trustee:  First Bankers Trust Company
                      P.O. Box 3566
                      Quincy, Illinois  62305-3566

Item 2(b)   Address of Principal Business Offices or, if none, Residence:
            42-25 Queens Blvd
            Long Island City, New York  11104

Item 2(c)   Citizenship:

            Federally chartered stock savings institution's employee stock benefit plan organized in New York.

Item 2(d)   Title of Class of Securities: Common Stock par value $.01 per share

Item 2(e)   CUSIP Number:   31738T-10-0

Item 3 The person filing this statement is an employee benefit plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 4 Ownership. As of December 31, 1997, the reporting person beneficially owned 149,891 shares of the issuer. This number of shares represents 8.8% of the common stock, par value $.01, of the issuer, based upon 1,709,700 shares of such common stock outstanding as of December 31, 1997. As of December 31, 1997, the reporting person has sole power to vote or to direct the vote of 89,136 of the shares and shares voting power over 60,755 shares. The reporting person has the sole power to dispose or direct the disposition of 149,891 shares of common stock.


                              Page 3 of 5 pages

Item 5      Ownership of Five Percent or Less of a Class.

            N/A

Item 6      Ownership of More than Five Percent on Behalf of Another Person.

            N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            N/A

Item 8      Identification and Classification of Members of the Group.

            N/A

Item 9      Notice of Dissolution of Group.

            N/A



                              Page 4 of 5 pages

Item 10     Certification.

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and are not acquired in connection with or as a participant in any transaction having such purpose or effect.



                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                February 12, 1998
                  ____________________________________________
                                     (Date)

                             /s/ Dominick L. Segrete
                  ____________________________________________
                                   (Signature)


                                    Director
                  ____________________________________________
                                     (Title)









                              Page 5 of 5 pages